Filed by Monmouth Real Estate Investment Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Monmouth Real Estate Investment Corporation
Commission File No.: 001-33177
Date: June 17, 2021

The following letter was sent by Monmouth Real Estate Investment Corporation ("Monmouth") to its stockholders on June 17, 2021:

LETTER FROM THE BOARD


FedEx
Ground

Dear Fellow Monmouth Real Estate Shareholder,



Eugene W. Landy
Chairman of the Board

JUNE 17, 2021

On May 4, 2021, we announced that Monmouth entered into a definitive merger agreement under which Monmouth will be acquired by Equity Commonwealth in an all-stock transaction valued at approximately $3.4 billion, including the assumption of debt. Under the terms of the merger agreement, at closing you will receive 0.67 shares of Equity Commonwealth common stock for every share of Monmouth common stock you own. The merger agreement permits Monmouth to declare and pay our regular September 15 quarterly common stock dividend of $0.18 per share at or prior to the closing of the transaction (in addition to the $0.18 per share quarterly dividend we paid on June 15, 2021) without adjustment to the merger consideration.

The merger agreement was the result of a comprehensive strategic alternatives review process undertaken by our Board of Directors earlier this year, in which Monmouth and our independent advisors engaged with and solicited proposals from a broad range of strategic and financial counterparties, comprising over 90 different potential buyers. At the conclusion of this process, after evaluating the proposals submitted, our Board of Directors unanimously determined that the merger with Equity Commonwealth is the best outcome to maximize long-term value for Monmouth shareholders, including for the following reasons:

- the transaction provides our shareholders with the opportunity to continue to participate in the robust growth of the industrial real estate sector;
- our shareholders will have the optionality to hold their investment and partake in the future success of the combined company through a tax-free transaction or to monetize their investment in the open market;
- the merger with Equity Commonwealth combines our high-quality portfolio and stable investment grade cash flows with Equity Commonwealth's strong balance sheet and $2.5 billion in liquidity to competitively pursue future acquisitions and drive future growth; and
- the combined company will be led by Equity Commonwealth's preeminent management team, including REIT industry icon Sam Zell as chairman, with its exceptional track record of delivering shareholdervalue and stellar corporate governance.

We are excited about this merger and the many benefits we believe the combination of Equity Commonwealth and Monmouth will deliver to you, our valued shareholders. The closing remains on track for the second half of calendar year 2021, subject to shareholder approval and customary closing conditions. For more details regarding the merger and the consideration to be paid for your shares, please review the transaction press release, which is available on our website at https://mreic.reit/news/.

While the merger requires the approval of two-thirds of the outstanding common shares of Monmouth, no action is required by Monmouth shareholders at this time. Monmouth will be scheduling a special meeting of shareholders for you to vote on the merger. In the coming weeks, we will be sending you our proxy materials, containing complete information about the merger and instructions on how to vote your Monmouth shares at the special meeting.

LETTER FROM THE BOARD

MREIC

Due to the pending merger, we do not plan to hold a 2021 annual meeting because we plan to hold the special meeting to vote on the merger. If the merger does not occur, we will then call a 2021 annual meeting, in which case we will make a public announcement of the annual meeting date once it is determined. In the meantime, you may receive proxy materials about a Monmouth annual meeting from an activist shareholder. We encourage you to disregard and discard any such proxy materials. Please do not submit any proxy cards at this time or take any other action until after you receive Monmouth's proxy materials for the special meeting.

If you have any questions about Monmouth's operations and financial results, please contact Becky Coleridge, Vice President of Investor Relations, at (732) 577-9996 or mreic@mreic.com. If you have questions about the pending transaction and how to vote your shares after Monmouth's proxy materials are available, please contact our proxy advisor, Okapi Partners, at (888) 785-6668 or info@okapipartners.com.

Thank you for your continued support.

Sincerely,

Eugene W. Landy
Chairman of the Board

Forward Looking Information

Some of the statements contained in this communication constitute forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding consummating the merger and the timing thereof. Any forward-looking statements contained in this communication are intended to be made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward looking terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward looking statements by discussions of strategy, plans or intentions. The forward-looking statements contained in this communication reflect Monmouth's current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances regarding Monmouth and EQUITY COMMONWEALTH that may cause actual results to differ significantly from those expressed in any forward looking statement, including, without limitation, (i) inability to complete the proposed merger because, among other reasons, one or more conditions to the closing of the proposed merger may not be satisfied or waived; (ii) uncertainty as to the timing of completion of the proposed merger; (iii) potential adverse effects or changes to relationships with Monmouth's and/or Equity Commonwealth's tenants, employees, service providers or other parties resulting from the announcement or completion of the proposed merger; (iv) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (v) possible disruptions from the proposed merger that could harm Monmouth's or Equity Commonwealth's respective business, including current plans and operations; (vi) unexpected costs, charges or expenses resulting from the proposed merger; (vii) uncertainty of the expected financial performance of Equity Commonwealth following completion of the proposed merger, including the possibility that the benefits anticipated from the proposed merger will not be realized or will not be realized within the expected time period; (viii) legislative, regulatory and economic developments; and (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and epidemics and pandemics, including COVID-19, as well as Monmouth's or Equity Commonwealth's management's response to any of the aforementioned factors. Monmouth does not guarantee that the mergers and events described will happen as described (or that they will happen at all). For a further discussion of other factors that could cause Monmouth's future results to differ materially from any forward-looking statements, see the section entitled "Risk Factors" in Monmouth's most recent Annual Report on Form 10-K and in its Quarterly Reports on Form 10-Q. While forward-looking statements reflect Monmouth's good faith beliefs, they are not guarantees of future performance. Monmouth disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes.

Participants in the Solicitation

Monmouth and certain of its directors and executive officers and other employees may be deemed to be participants in the solicitation of proxies from Monmouth's stockholders in connection with the proposed merger under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Monmouth in Monmouth's Annual Report on Form 10-K for Monmouth's fiscal year ended September 30, 2020, which was filed with the SEC on November 23, 2020, as well as in Monmouth's other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant proxy materials to be filed with the SEC in respect of the proposed merger when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, Monmouth and Equity Commonwealth intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission ("SEC"), which will be sent to the common stockholders of Monmouth seeking their approval of the Merger and the common stockholders of Equity Commonwealth seeking their approval of the issuance of Equity Commonwealth common stock in connection with the merger. Monmouth and Equity Commonwealth may also file other documents regarding the proposed merger with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Monmouth and/or Equity Commonwealth may file with the SEC in connection with the Merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MONMOUTH, EQUITY COMMONWEALTH, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Monmouth, when they become available, through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on Monmouth's website at www.mreic.